EXHIBIT 21.1

SUBSIDIARIES OF GOFISH CORPORATION

The table below sets forth all subsidiaries of GoFish Corporation and the state or other jurisdiction of incorporation or organization of each.

Subsidiary	State of Incorporation

GoFish Technologies, Inc.	California

Internet Television Distribution Inc.	Delaware